OUTCROP GOLD CORP.

NEWS RELEASE

OUTCROP GOLD CLOSES SECOND TRANCHE OF PRIVATE PLACEMENT

November 29, 2019 – Vancouver, BC – Outcrop Gold Corp. (TSXV: OCG) (“Outcrop” or the “Company”) is pleased to announce that the second tranche of the non-brokered private placement announced on October 25, 2019 has closed and consists of 1,425,000 Units (“Unit”) at a price of C$0.10 per Unit for aggregate gross proceeds of C $142,500 (“Offering”).

Each Unit consists of one common share (“Common Share”) and one common share purchase warrant (“Warrant”). Each Warrant entitles the holder to acquire one Common Share at a price of C$0.20 until November 7, 2024.

The Offering is expected to close by December 15, 2019 and the net proceeds of the Offering will be used for advancing primary projects in Colombia and general working capital purposes. The Units issued in the Offering are subject to a statutory hold period expiring on March 30, 2020. The private placement is subject to final approval by the Exchange.

About Outcrop Gold

Outcrop is a gold prospect generator active in Colombia acquiring gold exploration projects with world- class discovery potential. Outcrop performs its own grass roots exploration and then employs a joint venture business model on its projects to maximize investor exposure to discovery and minimize financial risk. Outcrop has Newmont Goldcorp as a funding partner on its Lyra project in Antioquia directly south of Buritica.

ON BEHALF OF THE BOARD OF DIRECTORS

Joseph P Hebert, Chief Executive Officer

Tel: +1-775-340-0450

Email: joseph.hebert75@gmail.com

www.outcropgoldcorp.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as such term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. Certain information contained herein constitutes “forward-looking information” under Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the Transaction and the completion thereof and the Company’s ownership interest in the Property upon completion of the Transaction. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “potential”, “we believe”, or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Outcrop to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including: the receipt of all necessary regulatory approvals for completion of the transaction, the results of exploration work, the availability of financing to fund exploration, local regulations and approvals and other factors. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward- looking statements and forward-looking information. Outcrop will not update any forward-looking statements or forward- looking information that are incorporated by reference herein, except as required by applicable securities laws.